Exhibit 99.1

Masonglory Limited Announces US$1.0 Million Private Placement to Fund Continued

Acquisition of Equity Interests in Beta Beteiligungs und Besitz GmbH

HONG KONG, Sept. 28, 2026 (GLOBE NEWSWIRE) -- Masonglory Limited (the “Company”) (Nasdaq: MSGY), a subcontractor providing wet trades services and other ancillary services in Hong Kong, today announced that on September 25, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with four investors (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to purchase from the Company, in a private placement (the “Private Placement”), an aggregate of 667,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Class A Ordinary Shares”), at a purchase price of US$1.50 per share, for aggregate gross proceeds to the Company of approximately US$1.0 million (US$1,000,500), before deducting offering expenses.

In addition, for no additional consideration, each Purchaser will receive at the closing of the Private Placement a Series A warrant to purchase up to 166,750 Class A Ordinary Shares at an exercise price of US$1.30 per share and a Series B warrant to purchase up to 166,750 Class A Ordinary Shares at an exercise price of US$1.10 per share (collectively, the “Warrants”). The Warrants are exercisable from the date of issuance and have a term of two years from the date of issuance.

The Company expects to complete the closing of the transactions contemplated by the Securities Purchase Agreement as soon as practicable, subject to the satisfaction of customary closing conditions, and to issue the Class A Ordinary Shares and the Warrants to the Purchasers at the closing.

The Company intends to use the net proceeds from the Private Placement to fund the continued acquisition of equity interests in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (the “Target”), which is engaged in the trading and distribution of construction materials, principally bathtubs, hot tubs and swim spas, in Continental Europe. As previously announced on August 13, 2026, the Company entered into a share swap agreement on August 12, 2026 to acquire a 20% equity interest in the Target. The specific percentage of additional equity interests in the Target to be acquired and the consideration therefor are still under negotiation between the Company and the Target, and no definitive agreement in respect thereof has been entered into as of the date of this press release. The Company will make further announcement(s) in respect of the foregoing as and when appropriate.

The Class A Ordinary Shares to be issued in the Private Placement, the Warrants and the Class A Ordinary Shares issuable upon exercise of the Warrants have been and will be issued and sold in an offshore transaction without registration under the Securities Act of 1933, as amended, in reliance on applicable exemptions from registration, and will constitute “restricted securities”. Each Purchaser has represented to the Company that it is not affiliated with the Company or any of its directors or officers. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Masonglory Limited

Founded in 2018 in Hong Kong, Masonglory Limited is a subcontractor providing wet trades services and other ancillary services to property developers and Hong Kong government. As a registered specialist trade contractor (plastering-group 2) since 2020, the Company provides customers with comprehensive wet trades works solutions, which principally include: (i) plastering on floors, ceilings, and walls; (ii) tile laying on internal and external walls and floors; (iii) brick laying; (iv) floor screeding; and (v) marble works. For more information, please visit: https://www.masontech.com.hk/; https://ir.masontech.com.hk/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Masonglory Limited

Investor Relations Department

Email: services@wealthfsllc.com